PROSPECTUS SUPPLEMENT
(To Prospectus dated December 1, 1997)


                          1,406,896 SHARES

                  AMERICAN DISPOSAL SERVICES, INC.

                            COMMON STOCK
                       ________________________

     American Disposal Services, a Delaware corporation (the "Company"), is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns nine solid waste landfills and owns, operates or has exclusive contracts to receive waste from 17 transfer stations. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 61 solid waste businesses, including eight solid waste landfills and 55 solid waste collection companies.

     This Prospectus Supplement relates to an aggregate of up to 1,406,896 shares ("Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of the Company which are issuable by the Company to the stockholders (the "Selling Stockholders") of R.C. Miller Enterprises, Inc. ("R.C. Miller"), in connection with the Company's acquisition of the outstanding shares of stock of R.C. Miller (the "Acquisition").

     This Prospectus Supplement also relates to the offer for sale or other distribution of Shares by the Selling Stockholders which will acquire such Shares in the Acquisition. Such Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated.

     The Company will receive no portion of the proceeds from the re-sale of the Shares by the Selling Stockholders. See "Plan of Distribution."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "ADSI." On January 5, 1998, the last reported sales price for the Common Stock as reported by NASDAQ was $35.50 per share.


                     ________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS SUPPLEMENT.  ANY
                 REPRESENTATION TO THE CONTRARY
                    IS A CRIMINAL OFFENSE.

                     ________________________

    The date of this Prospectus Supplement is January 6, 1998.























                           THE COMPANY

     American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns nine solid waste landfills and owns, operates or has exclusive contracts to receive waste from 17 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 310,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 61 solid waste businesses, including eight solid waste landfills and 55 solid waste collection companies.

     The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies.

     The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

     The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the nine months ended September 30, 1997, the Company's captive waste constituted an average of approximately 74% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

     The Company's principal executive offices are located at 745
McClintock Drive, Suite 230, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.


                       RECENT DEVELOPMENTS

The Acquisition

     The Company has agreed to acquire R.C. Miller, which provides solid waste collection, transportation, processing, hauling, transfer and disposal services as well as recycling services and services for the disposal of construction and demolition debris in the vicinity of Canton, Ohio. The Company will acquire the outstanding stock of R.C. Miller in exchange for a total payment of 1,406,896 shares of Common Stock (subject to adjustment) and $600,000 in cash.


                         USE OF PROCEEDS

     This Prospectus Supplement relates to Shares being issued by the Company in order to effect the Acquisition. The Company will not receive any proceeds from the re-sale of the Shares by the Selling Stockholders but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."


                       PLAN OF DISTRIBUTION

     The Selling Stockholders may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the NASDAQ, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus Supplement to set forth any other material information with respect to the plan of distribution not previously disclosed.

     The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company can not presently estimate the amount of such compensation.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.






                          LEGAL MATTERS

     The legality of the Common Stock issued hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway,
New York, New York 10036.